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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER: 0-11552
                                                      CUSIP NUMBER: 879913200

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                       For Period Ended: October 31, 2000

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
                             TELEVIDEO, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
                                 2345 Harris Way
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City, State and Zip Code
                             San Jose, California 95131
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PART II -- RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report or semi-annual report/portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                 Not Applicable

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

                                               (ATTACH EXTRA SHEETS IF NEEDED)

The primary reason that the Registrant is unable to file its Form 10-K by January 29, 2001 is that its former Chief Financial Officer left the Company in 2000 and the individuals responsible for preparation and review of the Form 10-K need additional time to gather and compile all of the information for the fiscal year 2000 Form 10-K.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Marius A. Dan                  (408)              955-7427
    ---------------------------------- ----------------- ----------------------
                 (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                      /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                       /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Explanation: See attached explanation.
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                                TELEVIDEO, INC.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date:  January 29, 2001.               By: /s/ Dr. K. Philip Hwang
        --------------------------------      --------------------------------
                                               Chairman of the Board and
                                               Chief Executive Officer and
                                               Acting Principal Accounting and
                                               Financial Officer






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                                 TELEVIDEO, INC.
                                   FORM 12b-25
                             Dated January 29, 2000

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter). Question (3), Part IV Explanation

EXPLANATION:

The Registrant expects that operating loss for the fiscal year ended October 31, 2000 will be approximately $0.5 million higher than for the fiscal year 1999 and the revenue from operations will be lower by approximately $1.1 million.

     During the fiscal year 2000, the Company received 375,108 shares of C-Net common stock in exchange for its $1,000,000 investment in MySimon. The Company sold these C-Net shares and used the proceeds on the sale of these securities for operations and to make new investments in affiliates.

     The Registrant expects that its Statements of Operations for the year ended October 31, 2000 will show net income of approximately $4,627,000 due primarily to the gains on the sales of C-Net shares amounting to approximately $10,059,000.

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